UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

BLACKROCK NEW YORK MUNICIPAL INCOME TRUST
(Name of Issuer)

VARIABLE RATE DEMAND PREFERRED SHARES
(Title of Class of Securities)

09248L502
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09248L502

1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
945

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D

CUSIP No. 09248L502

1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
945

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 945 variable rate demand preferred shares (CUSIP No. 09248L502) (“VRDP Shares”) of BlackRock New York Municipal Income Trust (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VRDP Shares by BAPFC (as defined below). The Issuer’s principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19808.

Item 2	Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Banc of America Preferred Funding Corporation (“BAPFC”)

This Statement relates to the VRDP Shares that were purchased for the account of BAPFC.

(b) The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street
Charlotte, North Carolina 28255

(c) BAC and its subsidiaries provide diversified global financial services and products.  The principal business of BAPFC is to make investments and provide loans to clients.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

(d) Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $94,500,000.  The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

(a) BAPFC has purchased the VRDP Shares for investment purposes. BAPFC acquired the VRDP Shares in a secondary market transaction for a purchase price of $94,500,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference.  With respect to the VRDP Shares owned by BAPFC, on March 31, 2021, BAPFC assigned certain preferred class voting rights on the VRDP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated March 31, 2021 among BAPFC, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”).  Voting and consent rights on the VRDP Shares not assigned to the Voting Trust have been retained by BAPFC.  The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting.  The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.

The VRDP Shares will have the benefit of a liquidity purchase obligation at the times and in the manner specified in the VRDP Shares Purchase Agreement, dated as of March 31, 2021, between The Bank of New York Mellon (“BNY”) and Bank of America, N.A., as liquidity provider (“BANA”). Certain agreements between the Issuer and BANA as liquidity provider are documented in the VRDP Shares Fee Agreement, dated as of March 31, 2021, between the Issuer and BANA. Certain agreements between the Issuer and BofA Securities, Inc. (“BofA”), as remarketing agent for the VRDP Shares are documented in the VRDP Shares Remarking Agreement, dated as of March 31, 2021, between the Issuer and BofA.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.3	Voting Trust Agreement dated March 31, 2021

99.4	VRDP Shares Purchase Agreement dated March 31, 2021

99.5	VRDP Shares Fee Agreement dated March 31, 2021

99.6	VRDP Shares Remarketing Agreement dated March 31, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2021

BANK OF AMERICA CORPORATION

	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.3	Voting Trust Agreement dated March 31, 2021

99.4	VRDP Shares Purchase Agreement dated March 31, 2021

99.5	VRDP Shares Fee Agreement dated March 31, 2021

99.6	VRDP Shares Remarketing Agreement dated March 31, 2021

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chairman of the Board, Chief Executive Officer, President and Director	Chairman of the Board, Chief Executive Officer, and President of Bank of America Corporation

Dean C. Athanasia	President, Retail and Preferred & Small Business Banking	President, Retail and Preferred & Small Business Banking of Bank of America Corporation

Catherine P. Bessant	Chief Operations and Technology Officer	Chief Operations and Technology Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation

Paul M. Donofrio	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Kathleen A. Knox	President, Private Bank	President, Private Bank of Bank of America Corporation

David Leitch	Global General Counsel	Global General Counsel of Bank of America Corporation

Thomas K. Montag	Chief Operating Officer	Chief Operating Officer of Bank of America Corporation

Thong M. Nguyen	Vice Chairman	Vice Chairman of Bank of America Corporation

Andrew M. Sieg	President, Merrill Lynch Wealth Management	President, Merrill Lynch Wealth Management

Andrea B. Smith	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

Jack O. Bovender, Jr.	Lead Independent Director	Former Chairman and Chief Executive Officer of HCA Inc.

Frank P. Bramble, Sr.	Director	Former Executive Vice Chairman, MBNA Corporation

Pierre de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Arnold W. Donald	Director	President and Chief Executive Officer, Carnival Corporation & Carnival plc

Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer, College Futures Foundation and Former Chairman, US Hispanic Media Inc.

Thomas J. May	Director	Former Chairman, President, and Chief Executive Officer of Eversource Energy

Lionel L. Nowell, III	Director	Former Senior Vice President and Treasurer, PepsiCo Inc.

Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.

Clayton S. Rose	Director	President of Bowdoin College

Michael D. White	Director	Lead Director of Kimberly-Clark Corporation; Former Chairman, President, and Chief Executive Officer of DIRECTV

Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited

R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

[1]	Mr. de Weck is a citizen of Switzerland.

[2]	Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation

John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

James Duffy	Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association

Peter Liu	Managing Director	Director; Global Markets Risk, Senior Manager Global Risk of Bank of America, National Association

Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

John B. Sprung	Director	Corporate Director

David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

SCHEDULE II

LITIGATION SCHEDULE

New York Attorney General Investor Protection Bureau Masking Settlement 3/22/2018

On March 22, 2018, the Attorney General of the State of New York Investor Protection Bureau (“NYAG”) alleged that Bank of America Corporation (“BAC”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) (1) concealed from its institutional clients that orders were routed to and executed by “electronic liquidity providers,” (2) misstated the composition of orders and trades in its dark pool, and (3) did not accurately describe its use of a proprietary “venue ranking” analysis, in violation of the Martin Act and Executive Law § 63(12).  In connection with the agreement, BAC and MLPF&S agreed (1) not to engage, or attempt to engage, in conduct in violation of any applicable laws, including but not limited to the Martin Act and Executive Law § 63(12); (2) to pay a penalty in the amount of $42,000,000; and (3) provide the NYAG a summary of the review of its electronic trading policies and procedures.

NOTE:  In addition, Bank of America Corporation and certain of its affiliates, including MLPF&S and BANA, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the MLPF&S Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.